SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)
                                (AMENDMENT NO. 4)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                              MAXXIM MEDICAL, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         COMMON STOCK, $0.001 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    57777G105
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                   SAUL A. FOX
                            FOX PAINE & COMPANY, LLC
                           950 TOWER LANE, SUITE 1150
                          FOSTER CITY, CALIFORNIA 94404
                                 (650) 525-1300
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                November 12, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) and 13d-1(g), check the following box / /.


                         (Continued on following pages)

----------------------------
CUSIP No. 57777G105                    13D                Page 2 of 21 Pages
----------------------------


--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         FOX PAINE & COMPANY, LLC
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a)  / /
                                                                   (b)  / /
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         OO -- SEE ITEM 3
--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                 / /
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE
--------------------------------------------------------------------------------
                  7       SOLE VOTING POWER
NUMBER OF SHARES          0
                  --------------------------------------------------------------
BENEFICIALLY      8       SHARED VOTING POWER
                          3,988,534 (SEE ITEM 5)
OWNED BY EACH     --------------------------------------------------------------
                  9       SOLE DISPOSITIVE POWER
REPORTING PERSON          0
                  --------------------------------------------------------------
WITH              10      SHARED DISPOSITIVE POWER
                          3,988,534 (SEE ITEM 5)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,988,534 (SEE ITEM 5)
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                        / /
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         69.1% (SEE ITEM 5)
--------------------------------------------------------------------------------
14       TYPE OF PERSON REPORTING
         CO
--------------------------------------------------------------------------------

----------------------------
CUSIP No. 57777G105                    13D                Page 3 of 21 Pages
----------------------------


--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         FOX PAINE CAPITAL, LLC
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a)  / /
                                                                   (b)  / /
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         OO -- SEE ITEM 3
--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                 / /
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE
--------------------------------------------------------------------------------
                  7       SOLE VOTING POWER
NUMBER OF SHARES          0
                  --------------------------------------------------------------
BENEFICIALLY      8       SHARED VOTING POWER
                          4,850,824 (SEE ITEM 5)
OWNED BY EACH     --------------------------------------------------------------
                  9       SOLE DISPOSITIVE POWER
REPORTING PERSON          0
                  --------------------------------------------------------------
WITH              10      SHARED DISPOSITIVE POWER
                          4,850,824 (SEE ITEM 5)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         4,850,824 (SEE ITEM 5)
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                        / /
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         84.1% (SEE ITEM 5)
--------------------------------------------------------------------------------
14       TYPE OF PERSON REPORTING
         HC, OO
--------------------------------------------------------------------------------

----------------------------
CUSIP No. 57777G105                    13D                Page 4 of 21 Pages
----------------------------


--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         FOX PAINE CAPITAL FUND, L.P.
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a)  / /
                                                                   (b)  / /
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         OO -- SEE ITEM 3
--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                 / /
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE
--------------------------------------------------------------------------------
                  7       SOLE VOTING POWER
NUMBER OF SHARES          0
                  --------------------------------------------------------------
BENEFICIALLY      8       SHARED VOTING POWER
                          3,930,217 (SEE ITEM 5)
OWNED BY EACH     --------------------------------------------------------------
                  9       SOLE DISPOSITIVE POWER
REPORTING PERSON          0
                  --------------------------------------------------------------
WITH              10      SHARED DISPOSITIVE POWER
                          3,930,217 (SEE ITEM 5)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,930,217 (SEE ITEM 5)
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                        / /
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         68.1% (SEE ITEM 5)
--------------------------------------------------------------------------------
14       TYPE OF PERSON REPORTING
         PN
--------------------------------------------------------------------------------

----------------------------
CUSIP No. 57777G105                    13D                Page 5 of 21 Pages
----------------------------


--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         FPC INVESTORS, L.P.
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a)  / /
                                                                   (b)  / /
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         OO -- SEE ITEM 3
--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                 / /
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE
--------------------------------------------------------------------------------
                  7       SOLE VOTING POWER
NUMBER OF SHARES          0
                  --------------------------------------------------------------
BENEFICIALLY      8       SHARED VOTING POWER
                          58,317 (SEE ITEM 5)
OWNED BY EACH     --------------------------------------------------------------
                  9       SOLE DISPOSITIVE POWER
REPORTING PERSON          0
                  --------------------------------------------------------------
WITH              10      SHARED DISPOSITIVE POWER
                          58,317 (SEE ITEM 5)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         58,317 (SEE ITEM 5)
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                        / /
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         1.0% (SEE ITEM 5)
--------------------------------------------------------------------------------
14       TYPE OF PERSON REPORTING
         PN
--------------------------------------------------------------------------------

----------------------------
CUSIP No. 57777G105                    13D                Page 6 of 21 Pages
----------------------------


--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         FOX PAINE MEDIC ACQUISITION CORPORATION
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a)  / /
                                                                   (b)  / /
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         OO - SEE ITEM 3
--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                 / /
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         TEXAS
--------------------------------------------------------------------------------
                  7       SOLE VOTING POWER
NUMBER OF SHARES          0
                  --------------------------------------------------------------
BENEFICIALLY      8       SHARED VOTING POWER
                          0 (SEE ITEM 5)
OWNED BY EACH     --------------------------------------------------------------
                  9       SOLE DISPOSITIVE POWER
REPORTING PERSON          0
                  --------------------------------------------------------------
WITH              10      SHARED DISPOSITIVE POWER
                          0 (SEE ITEM 5)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         0 (SEE ITEM 5)
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                        / /
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0% (SEE ITEM 5)
--------------------------------------------------------------------------------
14       TYPE OF PERSON REPORTING
         CO
--------------------------------------------------------------------------------

----------------------------
CUSIP No. 57777G105                    13D                Page 7 of 21 Pages
----------------------------


--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         MAXXIM COINVESTMENT FUND I, LLC
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a)  / /
                                                                   (b)  / /
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         OO -- SEE ITEM 3
--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                 / /
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE
--------------------------------------------------------------------------------
                  7       SOLE VOTING POWER
NUMBER OF SHARES          0
                  --------------------------------------------------------------
BENEFICIALLY      8       SHARED VOTING POWER
                          97,864 (SEE ITEM 5)
OWNED BY EACH     --------------------------------------------------------------
                  9       SOLE DISPOSITIVE POWER
REPORTING PERSON          0
                  --------------------------------------------------------------
WITH              10      SHARED DISPOSITIVE POWER
                          97,864 (SEE ITEM 5)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         97,864 (SEE ITEM 5)
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                        / /
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         1.7% (SEE ITEM 5)
--------------------------------------------------------------------------------
14       TYPE OF PERSON REPORTING
         CO
--------------------------------------------------------------------------------

----------------------------
CUSIP No. 57777G105                    13D                Page 8 of 21 Pages
----------------------------


--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         MAXXIM COINVESTMENT FUND II, LLC
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a)  / /
                                                                   (b)  / /
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         OO -- SEE ITEM 3
--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                 / /
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE

--------------------------------------------------------------------------------
                  7       SOLE VOTING POWER
NUMBER OF SHARES          0
                  --------------------------------------------------------------
BENEFICIALLY      8       SHARED VOTING POWER
                          109,204 (SEE ITEM 5)
OWNED BY EACH     --------------------------------------------------------------
                  9       SOLE DISPOSITIVE POWER
REPORTING PERSON          0
                  --------------------------------------------------------------
WITH              10      SHARED DISPOSITIVE POWER
                          109,204 (SEE ITEM 5)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         109,204 (SEE ITEM 5)
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                        / /
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         1.9% (SEE ITEM 5)
--------------------------------------------------------------------------------
14       TYPE OF PERSON REPORTING
         CO
--------------------------------------------------------------------------------

----------------------------
CUSIP No. 57777G105                    13D                Page 9 of 21 Pages
----------------------------


--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         MAXXIM COINVESTMENT FUND III, LLC
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a)  / /
                                                                   (b)  / /
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         OO -- SEE ITEM 3
--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                 / /
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE
--------------------------------------------------------------------------------
                  7       SOLE VOTING POWER
NUMBER OF SHARES          0
                  --------------------------------------------------------------
BENEFICIALLY      8       SHARED VOTING POWER
                          109,204 (SEE ITEM 5)
OWNED BY EACH     --------------------------------------------------------------
                  9       SOLE DISPOSITIVE POWER
REPORTING PERSON          0
                  --------------------------------------------------------------
WITH              10      SHARED DISPOSITIVE POWER
                          109,204 (SEE ITEM 5)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         109,204 (SEE ITEM 5)
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                        / /
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         1.9% (SEE ITEM 5)
--------------------------------------------------------------------------------
14       TYPE OF PERSON REPORTING
         CO
--------------------------------------------------------------------------------

----------------------------
CUSIP No. 57777G105                    13D                Page 10 of 21 Pages
----------------------------


--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         MAXXIM COINVESTMENT FUND IV, LLC
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a)  / /
                                                                   (b)  / /
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         OO -- SEE ITEM 3
--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                 / /
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE
--------------------------------------------------------------------------------
                  7       SOLE VOTING POWER
NUMBER OF SHARES          0
                  --------------------------------------------------------------
BENEFICIALLY      8       SHARED VOTING POWER
                          218,407 (SEE ITEM 5)
OWNED BY EACH     --------------------------------------------------------------
                  9       SOLE DISPOSITIVE POWER
REPORTING PERSON          0
                  --------------------------------------------------------------
WITH              10      SHARED DISPOSITIVE POWER
                          218,407 (SEE ITEM 5)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         218,407 (SEE ITEM 5)
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                        / /
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         3.8% (SEE ITEM 5)
--------------------------------------------------------------------------------
14       TYPE OF PERSON REPORTING
         CO
--------------------------------------------------------------------------------

----------------------------
CUSIP No. 57777G105                    13D                Page 11 of 21 Pages
----------------------------


--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         MAXXIM COINVESTMENT FUND V, LLC
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a)  / /
                                                                   (b)  / /
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         OO -- SEE ITEM 3
--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                 / /
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE
--------------------------------------------------------------------------------
                  7       SOLE VOTING POWER
NUMBER OF SHARES          0
                  --------------------------------------------------------------
BENEFICIALLY      8       SHARED VOTING POWER
                          327,611 (SEE ITEM 5)
OWNED BY EACH     --------------------------------------------------------------
                  9       SOLE DISPOSITIVE POWER
REPORTING PERSON          0
                  --------------------------------------------------------------
WITH              10      SHARED DISPOSITIVE POWER
                          327,611 (SEE ITEM 5)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         327,611 (SEE ITEM 5)
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                        / /
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         5.7% (SEE ITEM 5)
--------------------------------------------------------------------------------
14       TYPE OF PERSON REPORTING
         CO
--------------------------------------------------------------------------------

            This Amendment No. 4 amends Items 2, 3, 4, 5 and 7 of the Statement on Schedule 13D filed by (i) Fox Paine Capital Fund, L.P., a Delaware limited partnership ("FPCF"), (ii) Fox Paine Capital, LLC, a Delaware limited liability company ("FPC") and the general partner of FPCF, (iii) Fox Paine Medic Acquisition Corporation, a Texas corporation ("FPMAC"), and (iv) Fox Paine & Company, LLC, a Delaware limited liability company ("Fox Paine," and, together with FPCF, FPC and FPMAC, the "Original Reporting Entities"), on June 26, 1999, as previously amended by Amendment No. 1 filed on July 9, 1999, Amendment No. 2 filed on August 10, 1999, and Amendment No. 3 filed on October 13, 1999 (collectively, the "Existing Statement"). Capitalized terms used and not defined herein have the definitions given such terms in the Existing Statement.

ITEM 2.     IDENTITY AND BACKGROUND.

            The information contained in Item 2 of the Existing Statement is hereby amended with the following:

            This statement is filed jointly by (i) the Original Reporting Entities, (ii) FPC Investors, L.P., a Delaware limited partnership ("FPC Investors"), (iii) Maxxim Coinvestment Fund I, LLC, a Delaware limited liability company ("Fund I"), (iv) Maxxim Coinvestment Fund II, LLC, a Delaware limited liability company ("Fund II"), (v) Maxxim Coinvestment Fund III, LLC, a Delaware limited liability company ("Fund III"), (vi) Maxxim Coinvestment Fund IV, LLC, a Delaware limited liability company ("Fund IV"), and (vii) Maxxim Coinvestment Fund V, LLC, a Delaware limited liability company ("Fund V" and, together with Fund I, Fund II, Fund III, Fund IV, FPCF and FPC Investors, the "Funds"). FPC, Fox Paine, FPMAC and the Funds are herein referred to collectively as the "Reporting Persons."

            For purposes of this Amendment No. 4, FPC may be deemed to own beneficially 4,850,824 shares of Common Stock through the Funds of which FPC is the general partner or manager and Fox Paine may be deemed to own beneficially 3,988,534 shares of Common Stock through FPCF and FPC Investors, of which Fox Paine is the manager. A joint filing agreement among the Reporting Persons relating to the joint filing of this Amendment No. 4 is attached as Exhibit 7 hereto.

            Fox Paine and FPC each disclaim ownership of the shares of Common Stock beneficially owned by the Funds to the extent of the partnership or limited liability company interests in the Funds held by persons other than Fox Paine and FPC, respectively.

            FPMAC was formed on June 9, 1999 solely for the purpose of engaging in the transactions contemplated by the Merger Agreement, dated as of June 13, 1999, as amended, between FPMAC and Maxxim (the "Merger Agreement"). On November 12, 1999, as a result of the recapitalization transactions more fully described in Item 4 herein (the "Recapitalization"), FPMAC was merged with and into Maxxim (the "Merger") and the separate corporate existence of FPMAC terminated. Accordingly, FPMAC ceased to be the beneficial owner of any shares of Common Stock as of the effective time of the Merger (the "Effective Time").

            Fund I, Fund II, Fund III, Fund IV and Fund V were formed on October 26, 1999 solely for the purpose of investing in the equity securities of Maxxim through the purchase of


                              Page 12 of 21 Pages
shares of common stock of FPMAC, which were converted in the Merger into shares of Common Stock. FPC is the sole manager of each of Fund I, Fund II, Fund III, Fund IV and Fund V.

            FPCF and FPC Investors are investment funds managed by Fox Paine, and FPC is the general partner of each of FPCF and FPC Investors. FPCF and FPC Investors invest equity capital in management-led acquisitions and company expansion programs and restructurings. The principal business of FPC is being the general partner of FPCF and FPC. The principal business of Fox Paine is managing FPCF and FPC Investors. Saul A. Fox and W. Dexter Paine, III are the sole members of FPC and the managing members of Fox Paine. The principal executive offices of each of the Reporting Persons are located at 950 Tower Lane, Suite 1150, Foster City, California 94404.

            Annex 1 to the Existing Statement ("Annex 1"), which is incorporated herein by reference, sets forth with respect to each individual who is an executive officer, director or managing member of each of the Reporting Persons such person's name, business address and principal employment, the name and address of any business corporation or other organization in which such employment is conducted and such person's citizenship.

            During the past five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the persons named in Annex 1 as an executive officer, director or managing member of any of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            The information contained in Item 3 of the Existing Statement is hereby amended with the following:

            The approximately $127.5 million used by the Funds to purchase the shares of FPMAC common stock which were converted in the Merger into shares of Common Stock (as described below under Item 4) were obtained by such entities from capital contributions by their partners or members and from the available funds of such entities.

            In connection with the Merger, Maxxim and/or its subsidiaries entered into several related financing transactions, including (i) the sale to certain third party investors of $98,473,000 aggregate principal amount at maturity of Maxxim's Senior Discount Notes due 2010 and warrants to purchase shares of Common Stock, (ii) the sale to certain third party investors by Maxxim and Maxxim Medical Group, Inc., a Delaware corporation and wholly owned subsidiary of Maxxim ("Group"), of $144,552,000 aggregate principal amount at maturity of Group's Senior Subordinated Discount Notes due 2009 and warrants to purchase shares of Common Stock, (iii) a consent solicitation and tender offer (the "Debt Offer") for up to all of Maxxim's $100.0 million outstanding 10 1/2% Senior Subordinated Notes due 2006, (iv) borrowings by Group of $261.6 million under new senior secured credit facilities of Group with


                              Page 13 of 21 Pages

Chase Securities Inc. as lead arranger and book manager, The Chase Manhattan Bank as administrative agent and collateral agent, Bankers Trust Company and Merrill Lynch Capital Corporation as co-syndication agents, and Canadian Imperial Bank of Commerce and Credit Suisse First Boston as co-documentation agents, (v) the Circon Sale (as defined in Item 4) and (vi) the sale of new shares of Common Stock to certain management investors (the "Management Investors") for an aggregate of approximately $4.4 million. The Management Investors and certain other existing shareholders also retained an equity interest in Maxxim of approximately $13.8 million. The Management Investors and such other existing shareholders are herein referred to collectively as the "Rollover Shareholders."

ITEM 4.     PURPOSE OF TRANSACTION.

            The information contained in Item 4 of the Existing Statement is hereby amended with the following:

            On November 12, 1999, pursuant to the Merger Agreement, FPMAC was merged with and into Maxxim, with Maxxim continuing as the surviving corporation. In the Merger, each outstanding share of Common Stock (except for certain shares held by the Rollover Shareholders) was converted into the right to receive a cash payment of $26.00 without interest. Shares of FPMAC were converted into shares of Common Stock on a one-for-one basis. Certain shares of Common Stock held by the Rollover Shareholders were retained by them, and the proceeds received in the Merger by the Rollover Shareholders in respect of certain other shares of Common Stock held by them were used to purchase a proportionate interest in the company that acquired Circon Corporation (as described below). As part of the Recapitalization, Maxxim Medical, Inc., a Delaware corporation and wholly owned subsidiary of Maxxim ("Maxxim Delaware"), sold to an affiliate of Fox Paine all of the outstanding capital stock of Circon Corporation ("Circon"), which prior to such sale was a wholly-owned subsidiary of Maxxim Delaware (the "Circon Sale"). In connection with the Merger, Maxxim contributed all its assets and liabilities, other than those relating to its Third Amended and Restated Credit Agreement, dated as of January 4, 1999 (the "Existing Credit Facility"), to Group in exchange for shares of common stock of Group. The Existing Credit Facility was repaid as part of the Recapitalization.

            Following the Merger, the Common Stock was delisted from trading on The New York Stock Exchange, Inc., on which it previously traded under the symbol "MAM," and Maxxim filed a Form 15 with the Securities and Exchange Commission suspending Maxxim's duty to file reports under Sections 13 and 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and seeking to deregister the Common Stock under the Exchange Act.

            As of the Effective Time, the members of the Board of Directors of Maxxim include Saul A. Fox, W. Dexter Paine, III, Jason B. Hurwitz, Kenneth W. Davidson and Ernest J. Henley. Messrs. Fox, Paine and Hurwitz were designated by the Reporting Persons and Messrs. Davidson and Henley were designated by the Rollover Shareholders. The composition of the Board of Directors of Maxxim is subject to change from time to time, but representatives or employees of the Reporting Persons are expected to constitute a majority of the Board of Directors of Maxxim. In that capacity, such persons will be consulted, and will vote, on matters that are presented to the Board of Directors, including sales of assets, extraordinary corporate transactions and changes to Maxxim's capitalization, dividend policy, business or corporate


                              Page 14 of 21 Pages
structure. Pursuant to the Merger Agreement, the bylaws of FPMAC in effect immediately prior to the Effective Time became, at the Effective Time, the bylaws of Maxxim as the surviving corporation in the Merger, until amended in accordance with their terms and applicable law.

            As previously reported, in connection with the Merger Agreement, Maxxim entered into the Voting Agreements, as later amended. The Voting Agreements expired pursuant to their terms on November 12, 1999, upon the completion of the Merger.

            The Reporting Persons (other than FPMAC) acquired shares of FPMAC common stock for the purpose of acquiring an equity interest in Maxxim by virtue of the shares of FPMAC common stock being converted into shares of Common Stock in the Merger. The Reporting Persons (other than FPMAC) intend to review on a continuing basis their investment in Maxxim, and each reserves the right to change its plans and intentions at any time, as it deems appropriate. Accordingly, each Reporting Person may decide to increase or decrease its investment in Maxxim depending upon subsequent developments affecting Maxxim, other investment and business opportunities available to the Reporting Person, general market and economic conditions, tax considerations and other factors.

            Other than as described above, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the persons listed on Annex 1, has any plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

            The information contained in Item 5 of the Existing Statement is hereby amended with the following:

            (a) As of November 12, 1999, (i) FPCF may be deemed to own beneficially and directly 3,930,217 shares of Common Stock, or approximately 68.1% of the shares of Common Stock issued and outstanding, (ii) FPC Investors may be deemed to own beneficially and directly 58,317 shares of Common Stock, or approximately 1.0% of the shares of Common Stock issued and outstanding, (iii) Fund I may be deemed to own beneficially and directly 97,864 shares of Common Stock, or approximately 1.7% of the shares of Common Stock issued and outstanding, (iv) Fund II may be deemed to own beneficially and directly 109,204 shares of Common Stock, or approximately 1.9% of the shares of Common Stock issued and outstanding, (v) Fund III may be deemed to own beneficially and directly 109,204 shares of Common Stock, or approximately 1.9% of the shares of Common Stock issued and outstanding, (vi) Fund IV may be deemed to own beneficially and directly 218,407 shares of Common Stock, or approximately 3.8% of the shares of Common Stock issued and outstanding, and (vii) Fund V may be deemed to own beneficially and directly 327,611 shares of Common Stock, or approximately 5.7% of the shares of Common Stock issued and outstanding.

            As of November 12, 1999, for the purposes of this Schedule 13D, (i) FPC may be deemed to own beneficially and indirectly, 4,850,824 shares of Common Stock, or approximately 84.1% of the shares of Common Stock issued and outstanding, through the Funds and (ii) Fox Paine may be deemed to own beneficially and indirectly 3,988,534 shares of Common Stock, or approximately 69.1% of the shares of Common Stock issued and outstanding,


                              Page 15 of 21 Pages
through FPCF and FPC Investors. FPC and Fox Paine disclaim beneficial ownership of the shares of Common Stock beneficially owned by the Funds to the extent of partnership or limited liability company interests in the Funds held by persons other than Fox Paine and FPC, respectively.

            None of the Reporting Persons, and to the best knowledge of each of the Reporting Persons, none of the other persons listed on Annex 1 hereto, beneficially owns any shares of Common Stock other than as set forth herein.

            (b) Each Reporting Person shares the power to vote or direct the voting of, and to dispose or direct the disposition of, shares of Common Stock beneficially owned by such Reporting Person as indicated in pages 2 through 11 above.

            (c) Other than the transactions relating to the Recapitalization as described herein, no transactions involving the Common Stock were effected by the Reporting Persons or, to the best knowledge of each of the Reporting Persons, any of the persons listed on Annex 1 hereto, within the 60 days preceding November 12, 1999.

            (d) No persons other than the Reporting Persons have the right to receive dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by such Reporting Persons.

            (e) Pursuant to the Merger, FPMAC ceased to be the beneficial owner of more than five percent of the Common Stock at the Effective Time on November 12, 1999.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

            The information contained in Item 7 of the Existing Statement is hereby amended and replaced in its entirety with the following.

            The following Exhibits are filed as part of this Schedule 13D:

Exhibit 1* -      Agreement and Plan of Merger, dated as of June 13, 1999,
                  between Fox Paine Medic Acquisition Corporation and Maxxim
                  Medical, Inc. (incorporated by reference to Exhibit 2.1 of
                  Maxxim Medical, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 16, 1999).

Exhibit 2* -      Form of individual Voting Agreement, dated as of June 13,
                  1999, by and between Fox Paine Medic Acquisition Corporation and each of 10 shareholders of Maxxim Medical, Inc.

Exhibit 3* -      Investor Participation Agreement, dated as of June 13, 1999, by and among Fox Paine Medic Acquisition Corporation and 10 shareholders of Maxxim Medical, Inc., in their individual capacities.

Exhibit 4* -      Amended and Restated Investor Participation Agreement, dated as of September 30, 1999, by and among Fox Paine Medic
                  Acquisition Corporation and 10 shareholders of Maxxim Medical,
                  Inc., in their


                              Page 16 of 21 Pages
                  individual capacities (incorporated by reference to Exhibit
                  (c)(3) of the Schedule 13E-3 filed with the Securities and Exchange Commission on October 5, 1999).

Exhibit 5* -      Amendment No. 1 to Merger Agreement, dated as of October 1,
                  1999, by and between Fox Paine Medic Acquisition Corporation and Maxxim Medical, Inc. (incorporated by reference to Appendix A to the Proxy Statement filed by Maxxim Medical,
                  Inc. on October 5, 1999 under cover of Schedule 14A).

Exhibit 6* -      Form of First Amendment to Voting Agreements, dated as of
                  October 1, 1999, by and between Fox Paine Medic Acquisition
                  Corporation and each of 10 shareholders of Maxxim Medical, Inc. (incorporated by reference to Appendix D to the Proxy
                  Statement filed by Maxxim Medical, Inc. on October 5, 1999 under cover of Schedule 14A).

Exhibit 7 -       Joint Filing Agreement, dated as of November 12, 1999, among the Reporting Persons.

* Previously filed.


                              Page 17 of 21 Pages

                                    SIGNATURE

            After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.


                                      FOX PAINE & COMPANY, LLC


                                      By: /s/ Saul A. Fox
                                         ----------------------------
                                      Name: Saul A. Fox
                                      Title: Member


                                      FOX PAINE CAPITAL FUND, L.P.
                                      By: Fox Paine Capital, LLC,
                                          its general partner


                                      By: /s/ Saul A. Fox
                                         ----------------------------
                                      Name: Saul A. Fox
                                      Title: Member


                                      FPC INVESTORS, L.P.
                                      By: Fox Paine Capital, LLC,
                                          its general partner


                                      By: /s/ Saul A. Fox
                                         ----------------------------
                                      Name: Saul A. Fox
                                      Title: Member


                                      FOX PAINE CAPITAL, LLC


                                      By: /s/ Saul A. Fox
                                         ----------------------------
                                      Name: Saul A. Fox
                                      Title: Member


                              Page 18 of 21 Pages

                                      FOX PAINE MEDIC ACQUISITION CORPORATION


                                      By: /s/ Jason B. Hurwitz
                                         ----------------------------
                                      Name: Jason B. Hurwitz
                                      Title: Director


                                      MAXXIM COINVESTMENT FUND I, LLC
                                      By: Fox Paine Capital Fund, LLC,
                                          its Manager

                                      By: /s/ Jason B. Hurwitz
                                         ----------------------------
                                      Name: Jason B. Hurwitz
                                      Title: Director


                                      MAXXIM COINVESTMENT FUND II, LLC
                                      By: Fox Paine Capital Fund, LLC,
                                          its Manager

                                      By: /s/ Jason B. Hurwitz
                                         ----------------------------
                                      Name: Jason B. Hurwitz
                                      Title: Director


                                      MAXXIM COINVESTMENT FUND III, LLC
                                      By: Fox Paine Capital Fund, LLC,
                                          its Manager

                                      By: /s/ Jason B. Hurwitz
                                         ----------------------------
                                      Name: Jason B. Hurwitz
                                      Title: Director


                                      MAXXIM COINVESTMENT FUND IV, LLC
                                      By: Fox Paine Capital Fund, LLC,
                                          its Manager

                                      By: /s/ Jason B. Hurwitz
                                         ----------------------------
                                      Name: Jason B. Hurwitz
                                      Title: Director


                              Page 19 of 21 Pages

                                      MAXXIM COINVESTMENT FUND V, LLC
                                      By: Fox Paine Capital Fund, LLC,
                                          its Manager

                                      By: /s/ Jason B. Hurwitz
                                         ----------------------------
                                      Name: Jason B. Hurwitz
                                      Title: Director

November 12, 1999


                              Page 20 of 21 Pages

                                  EXHIBIT INDEX

EXHIBIT                             DESCRIPTION

Exhibit 1* -      Agreement and Plan of Merger, dated as of June 13, 1999,
                  between Fox Paine Medic Acquisition Corporation and Maxxim
                  Medical, Inc. (incorporated by reference to Exhibit 2.1 of
                  Maxxim Medical, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 16, 1999).

Exhibit 2* -      Form of individual Voting Agreement, dated as of June 13,
                  1999, by and between Fox Paine Medic Acquisition Corporation and each of 10 shareholders of Maxxim Medical, Inc.

Exhibit 3* -      Investor Participation Agreement, dated as of June 13,
                  1999, by and among Fox Paine Medic Acquisition Corporation and
                  10 shareholders of Maxxim Medical, Inc., in their individual capacities.

Exhibit 4* -      Amended and Restated Investor Participation Agreement, dated as of September 30, 1999, by and among Fox Paine Medic
                  Acquisition Corporation and 10 shareholders of Maxxim
                  Medical, Inc., in their individual capacities (incorporated by reference to Exhibit (c)(3) of the Schedule 13E-3 filed with the Securities and Exchange Commission on October 5,
                  1999).

Exhibit 5* -      Amendment No. 1 to Merger Agreement, dated as of October 1,
                  1999, by and between Fox Paine Medic Acquisition Corporation and Maxxim Medical, Inc. (incorporated by reference to Appendix A to the Proxy Statement filed by Maxxim Medical,
                  Inc. on October 5, 1999 under cover of Schedule 14A).

Exhibit 6* -      Form of First Amendment to Voting Agreements, dated as of
                  October 1, 1999, by and between Fox Paine Medic Acquisition
                  Corporation and each of 10 shareholders of Maxxim Medical, Inc. (incorporated by reference to Appendix D to the Proxy
                  Statement filed by Maxxim Medical, Inc. on October 5, 1999 under cover of Schedule 14A).

Exhibit 7 -       Joint Filing Agreement, dated as of November 12, 1999, among the Reporting Persons.

* Previously filed.


                              Page 21 of 21 Pages